UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-8A/A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:

FT Vest Total Return Income Fund: Series A1

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, WI 53212

Telephone Number (including area code):

877-779-1999

Name and address of agent for service of process:

Ann Maurer	with a copy to:	Joshua B. Deringer, Esq.
FT Vest Total Return Income Fund: Series A1		Faegre Drinker Biddle & Reath LLP
c/o UMB Fund Services, Inc.		One Logan Square, Ste. 2000
235 West Galena Street		Philadelphia, PA 19103-6996
Milwaukee, WI 53212		215-988-2700

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☐ Yes ☒ No

Item 1.	The exact name of Registrant[1] is FT Vest Total Return Income Fund: Series A1.

Item 2. – 3.	The Registrant was organized as a statutory trust in the State of Delaware on November 19, 2025.

Item 4. – 5.	The Registrant is registering as a diversified, closed-end management investment company.

Item 6.	First Trust Capital Management L.P. serves as the investment adviser[2] to the Registrant; it is located at 225 W. Wacker Drive, 21st Floor, Chicago, Illinois 60606.

Vest Financial, LLC serves as investment sub-adviser to the Registrant; it is located at 8350 Broad St., Suite 240, McLean, Virginia 22102.

Item 7.	The Registrant’s officers and directors[3] are listed below. The address each officer and director is: c/o UMB Fund Services, Inc., 235 W. Galena St., Milwaukee, WI 53212.

Independent Trustees[4]
David G. Lee	Trustee and Chairman
Robert Seyferth	Trustee
Gary E. Shugrue	Trustee
Interested Trustee and Officers
Terrence P. Gallagher	Trustee
Michael Peck	President
Chad Eisenberg	Treasurer
Bernadette Murphy	Chief Compliance Officer
Ann Mauer	Secretary

1 Section 35(d) of the Act should be considered in connection with the registrant’s name, as should the following: (a) a review of the current List of Companies Registered under the Investment Company Act of 1940, published by the Commission, to ascertain if the name is similar to that of any existing company; and (b) if the corporate name implies a particular investment medium, industry emphasis or objective, the investment policy should be consistent with the name.

2 The term “investment adviser” of an investment company is defined in Section 2(a)(20) of the Act. It should be noted that under this definition any person who pursuant to contract “regularly performs substantially all of the duties” undertaken by an investment adviser to an investment company is also deemed to be an investment adviser to the investment company. Thus, if registrant has a sub-adviser, the name and address of each such sub-adviser should be included in the response to this item.

3 The response to this item should include the full names, not initials, of all officers and directors, and, if all positions on the board are not filled, the number of vacancies should be indicated. Registrant’s attention is also directed to Sections 10(a), 10(b), 10(c) and 10(d) of the Act regarding the makeup of the board of directors.

4 Not “interested persons” as defined in the Act.

Item 8.	Not applicable.

Item 9.	(a) No.

(b)       Not applicable.

(c)       No.

(d)       No.

(e)       Not applicable.

Item 10.	$0.

Item 11.	No.

Item 12.	Not applicable.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Milwaukee in the State of Wisconsin, as of the 13th day of January, 2026.

FT Vest Total Return Income Fund: Series A1

By:	/s/ Terrance P. Gallagher
Name:	Terrance P. Gallagher
Title:	Trustee

Attest:	/s/ Timothy Bonin
Name:	Timothy Bonin
Title:	Senior Vice President